Via Facsimile and U.S. Mail
Mail Stop 6010

October 18, 2007

Mr. John R. Potapchuk
Executive Vice President, CFO and Treasurer
Gentiva Health Services, Inc.
3 Huntington Quadrangle, Suite 200S
Mellville, NY 11747-4627

  Re: **Gentiva Health Services, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed March 16, 2007
      File No. 001-15669

Dear Mr. Potapchuk:

  We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        Joel N. Parker
        Accounting Branch Chief